

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2011

Via email
Christopher Dunleavy
Chief Financial Officer
USMD Holdings, Inc.
6333 North State Highway 161, Suite 200
Irving, Texas 75038

> **Re:** **USMD Holdings, Inc.**
> **Amendment No. 3 to**
> **Registration Statement on Form S-4**
> **Filed June 24, 2011**
> **File No. 333-171386**

Dear Mr. Dunleavy:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

USMD Inc. Financial Statements
Commitment to Sell Convertible Preferred Stock, page F-31

1. You state that you entered a non-binding letter of intent to issue 60,000 shares of convertible preferred stock for a total value of $60,000,000. Please provide the following information:
   - Disclose in the note the conversion rate.
   - Clarify in the filing the amount of any beneficial conversion feature that will be recorded pursuant to ASC 470-20-30 and the effect on your financial statements.
   - Tell us how you assessed whether or not there will be a beneficial conversion feature. Include how you used the information you provided in your June 2, 2011 response that indicated an estimated initial trading price in determining any anticipated beneficial

conversion feature. Please note that we may have additional comments regarding the issuance prior to going effective.

- You state on page 96 that the preferred stock is convertible into 1/3 of the common stock of Holdings as of the closing date. Disclose in the pro forma information on page 131 the pro forma number of common stock outstanding and the par amount.
- Tell us who owns the convertible preferred stock and what consideration was given to how the conversion of the preferred stock may affect the determination of who the accounting acquirer is in the transaction.

2. If the preferred stock is issued at or prior to going effective and will convert to common stock upon the consummation of the transaction, please provide the following disclosure:
   - If the preferred stock is included in the latest interim balance sheet, please revise the pro forma information to disclose the effect of the conversion on the financial statements, including the effect on earnings per share.
   - If the preferred stock is not included in the latest interim balance sheet, please disclose in the notes to the pro forma information the effects the conversion will have on the financial statements and earnings per share.

UANT Financial Statements

Note 10. Subsequent Events, page F-54

3. You state that one of your partners will be retiring in February 2012 and will receive 50% of the distributions paid to him in the previous calendar year. Please revise Management's Discussion and Analysis to disclose the anticipated effect on your financial statements.

You may contact Christine Allen at (202) 551-3652 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Nandini Acharya at (202) 551-3495 or Dan Greenspan at (202) 551-3623 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey Riedler
Assistant Director

Via Email
cc: Bruce H. Hallett
     Hallett & Perrin
     2001 Bryan Street, Suite 3900
     Dallas, Texas 75201